The First, a National Banking Association
                                                                  DeeDee Lowery, CPA
                                                                  Executive Vice President and Chief Financial Officer

                                                                  6480 US Highway 98 West
                                                                  P.O. Box 15549
                                                                  Hattiesburg, MS 39404-5549

                                                                  Phone: (601) 450-8888
                                                                  Direct Line: (601) 705-1141
                                                                  Fax: (601) 450-2517
                                                                  Email:  dlowery@thefirstbank.com

                                                                  www. TheFirstBank.com

February 6, 2009

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      The First Bancshares, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2007
         Form 10-Q for the Quarterly Periods Ended
         March 31, 2008, June 30, 2008 and September 30, 2008
         File No. 000-22507

The First Bancshares, Inc. (the "Company"), hereby transmits for filing the Company's responses to comments of the Staff contained in the letter from Amit Pande to the undersigned dated January 8, 2009.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

1.  The Company's allowance consists of two parts. The first part is determined in accordance with Financial
Accounting Standard No. 5, Accounting for Contingencies (SFAS No. 5). The Company's determination of this part of the allowance is based upon quantitative and qualitative factors. A loan loss history based upon the prior three years is utilized in determining the appropriate allowance. Historical loss factors are determined by graded and ungraded loans by loan type. These historical loss factors are applied to the loans by loan type to determine an indicated allowance. The loss factors of peer groups are considered in the determination of the allowance and are used to assist in the establishment of a long term loss history for areas in which this data is unavailable and incorporated into the qualitative factors to be considered. The historical loss factors may also be modified based upon other qualitative factors including but not limited to local and national economic conditions, trends of delinquent loans, changes in lending policies and underwriting standards, concentrations, and management's knowledge of the loan portfolio. These factors require judgment upon the part of management and are based upon state and national economic reports received from various institutions and agencies including the Federal Reserve
Bank, United States Bureau of Economic Analysis, Bureau of Labor Statistics, meetings with the Company's loan officers and loan committees, and data and guidance received or obtained from the Company's regulatory authorities.

The second part of the allowance is determined in accordance with Financial Accounting Standard No. 114,
Accounting by Creditors for Impairment of a Loan (SFAS No. 114). Impaired loans are determined based upon a review by internal loan review and senior loan officers. Impaired loans are loans for which the bank does not expect to receive contractual interest and/or principal by the due date. A specific allowance is assigned to each loan determined to be impaired based upon the value of the loan's underlying collateral. Appraisals are used by management to determine the value of the collateral.

The sum of the two parts constitute management's best estimate of an appropriate allowance for loan losses. When the estimated allowance is determined, it is presented to the Company's audit committee for review and approval on a quarterly basis.

Impaired loans not deemed collateral dependant are analyzed according to the ultimate repayment source, whether that is cash flow from the borrower, guarantor or some other source of repayment.

Impaired loans are deemed collateral dependant if in the banks opinion the ultimate source of repayment will be generated from the liquidation of collateral.

2.  Anticipated economic conditions are incorporated into determining the amount of our allowance for loan losses by adjusting our historical loss factors.  These adjustments to the factors are based on judgments made by management after assessing the local and national economics and their knowledge of the loan portfolio.

3.  Not applicable

4.  The allowance for loan loss model uses a three year historical loss formula.  In 2003, the Company had a larger than normal charge off year.  When the model rolled to calculate the need for 2007, the 2003 year was removed from the calculation resulting in a smaller allowance with the prior year when compared as a ratio to total loans.

5.

                                           December 31, 2007
                                       ------------------------------ ---------------------
                                       Past Due 90 days or more and      Nonaccrual
                                       still accruing
                                       ------------------------------ ---------------------
Real Estate-Construction                           448                      2,084
Real Estate-Farmland                                                           92
Real Estate-Mortgage                               427                        106
Real Estate-Nonfarm Nonresidential                   0                        147
Commercial                                          81                          0
Consumer                                            38                          0
                                       ------------------------------ ---------------------
                 Total                             994                      2,429

Total nonperforming loans at December 31, 2007 amounted to $3.4 million which was an increase of $1.5 million over the December 31, 2006 amount of $1.9 million.  This increase is attributable to one relationship.
Management believes the relationship in question was adequately reserved at December 31, 2007.

6.

                                    Analysis of the Allowance for Loan Losses

                                                                                December 31, 2007
                                                                                -----------------
Balance at beginning of period                                                      $ 3,793
                                                                                    -------
Charge-offs:
                           Real Estate-construction                                      20
                           Real Estate-mortgage                                         410
                           Real Estate-nonfarm nonresidential                           220
                           Commercial                                                   105
                           Consumer                                                     195
                                                                                    -------
                                      Total                                             950

Recoveries:
                           Real Estate-farmland                                          68
                           Real Estate-mortgage                                           4
                           Commercial                                                    10
                           Consumer                                                      99
                                                                                    -------
                                      Total                                             181

Net charge-offs                                                                         769
Additions charged to operations                                                       1,321
                                                                                    -------
Merger difference posted to goodwill                                                   (124)
Balance at end of period                                                             $4,221
Ratio of net charge-offs during the period to average
  loans outstanding during the period                                                  .26%

7.  We will disclose in future filings.

8.

                               Allocation of the Allowance for Loan Losses

                                                                          December 31, 2007
                                                                -------------------------------------
                                                                                     Percent of loans
                                                                                     in each category
                  Balance at End of Period:                            Amount         to total loans
                  ------------------------                      -----------------    ----------------
                  Commercial Non Real Estate                              689              13.4%
                  Commercial Real Estate                                2,002              58.4%
                  Consumer Real Estate                                    858              21.0%
                  Consumer                                                478               7.2%
                  Unallocated                                             194                 -
                                                                -----------------    ----------------
                                         Total                          4,221               100%

Form 10-Q for Quarterly Period Ended September 30, 2008

9.  A summary of the amortized cost and estimated fair value of available-for-sale securities and held-to-maturity securities at September 30, 2008 follows:

                                                                     September 30, 2008
                                           ------------------------------------------------------------------------
                                                                    Gross           Gross            Estimated
                                                                  Unrealized      Unrealized            Fair
                                             Amortized Cost         Gains           Losses              Value
                                           ------------------- ----------------- ---------------- -----------------
Available-for-sale securities:
  Obligations of U.S. Government Agencies      $26,616,877        $   438,850      $        0        $27,055,727
  Tax-exempt and taxable obligations of
    states and municipal subdivisions           26,428,882            189,450         524,516         26,093,816
  Mortgage-backed securities                    28,276,413            309,853         119,750         28,466,516
  Corporate obligations                         11,911,451             37,512       1,090,008         10,858,955
  Other                                          1,196,733                  0         165,227          1,031,506
                                           ------------------- ----------------- ---------------- -----------------
         Total                                 $94,430,356        $   975,665      $1,899,501        $93,506,520

Held-to-maturity securities:
    Mortgage-backed securities                 $    12,580        $       137      $        0        $    12,717

10.  As of September 30, 2008, the Corporation's balance sheet does not include any financial assets or liabilities for which the fair value option of FASB Statement No. 159 was elected.

In accordance with the disclosure requirements of FASB Statement No. 157, the following table reflects assets measured at fair value on a recurring basis:

                                                             Fair Value at
                                                          September 30, 2008
                                                       ------------------------
           Available-for-sale-securities                    $  93,506,520

Fair value of these assets was determined by reference to quoted market prices in active markets for identical assets.

11.  Non-accrual loans were $3.3 million at September 30, 2008, an increase of $.9 million, from $2.4 million at
December 31, 2007.   This increase is due to the weakening real estate markets and the increase is related to one specific relationship.  Management believes the relationship in question was adequately reserved at September 31,
2008.  These weakening economic conditions are incorporated into the methodology of determining the amount of our allowance for loan losses by adjusting historical loss factors.  These adjustments to the factors are based on judgments made by management after assessing the local and national economics and their knowledge of the loan portfolio.

In connection with responding to your comments, the company is acknowledging that:

     o   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you need anything else.

Sincerely,

/s/ DeeDee Lowery

DeeDee Lowery
EVP & CFO